EXHIBIT (a)(1)(E)

INSTRUCTIONS

1. TO REVIEW THE OFFER. Please carefully review the Exchange Offer dated as of May 12, 2008. If you would like an additional copy of the Exchange Offer or a copy of any other related document, you may request one by calling Bo Boyd at (713) 351-3018.

2. TO PARTICIPATE IN THE OFFER. To participate in the Offer, you must properly complete, sign, date and deliver to us the Election Form, deliver to us your original executed Warrants and your Offer Payments (to the extent you have elected to participate in the Cash Option or Reduced Cash Option before 5:00 P.M., New York City time on June 20, 2008, unless extended. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME. Delivery will be deemed made only when the Election Form, your Warrants and, if applicable, your Offer Payments (via check or wire transfer), are actually received (not postmarked) by us. The acceptable methods of delivering the Election Form and your Warrants are:

BY MAIL, COURIER SERVICE

OR IN PERSON, TO:

Energy XXI (Bermuda) Limited
c/o Bo Boyd
1201 Main Street
Suite 2626
Houston, TX 77002

If delivery is by mail, we urge you to mail sufficiently in advance of the expiration of the Offer to ensure we receive it prior to the expiration of the Offer. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense. Delivery of the Election Form by facsimile or email will not be accepted.

While not required, we respectfully request that you send an email with the Fedwire reference number to us at wgriffin@energyxxi.com and indicate this Warrantholder of record so that we can track down any missing wire transfers.

You must select in your Election Form each option in which you want to participate (Cashless Option, Cash Option or Reduced Cash Option).

If you do not submit an Election Form or your Warrants (or Offer Payments, if applicable) prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the Offer. In that case, your Warrants will remain outstanding until they terminate or are exercised. Under the current terms of your Warrants you would receive restricted Common Shares upon exercise of your Warrants; provided, we filed a registration statement on Form S-3 on December 31, 2007 to register the resale of Common Shares received upon exercise by certain Warrantholders participating in such registration. The Common Shares issued in the Offer will be registered and freely tradeable.

3. ACCEPTANCE OF WARRANTS. When Energy XXI accepts your tendered Warrants, you will have no further rights to them.

4. TO WITHDRAW ELECTION. To withdraw from the Offer, you must properly complete, sign, date and deliver to us the Withdrawal Form before 5:00 P.M., New York City time, on June 20, 2008, unless extended. Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by us. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “To Participate in the Offer.” Once you have withdrawn your tendered Warrants, you may retender your Warrants before the expiration of the Offer only by again following the delivery procedures described above in the section “To Participate in the Offer.” We will return to you your previously tendered Warrants (and refund your Option Payments, if applicable) promptly after we receive the Withdrawal Form pursuant to the terms of the Offer. Delivery of the Withdrawal Form by facsimile or email will not be accepted.

Questions may be directed to Bo Boyd at (713) 351-3018.